**CFT Securities, LLC**
**Statement of Cash Flows**
**Year Ended December 31, 2016**

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income | $ 312,868 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 5,666 |
| Changes in operating assets and liabilities: | |
| Receivables from clearing organizations | 404,048 |
| Prepaid expenses | (2,930) |
| Accounts payable and accrued expenses | (353,670) |
| Total adjustments to net income | 53,114 |
| | |
| Net cash provided by operating activities | 365,982 |
| | |
| Cash flows from financing activities: | |
| Capital withdrawals | (100,000) |
| | |
| Net increase in cash and cash equivalents | 265,982 |
| | |
| Cash and cash equivalents - beginning of year | 316,438 |
| | |
| Cash and cash equivalents - end of year | $ 582,420 |

The Notes to Financial Statements are an integral part of this statement.